UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM SD
Specialized Disclosure Report

  C&J ENERGY SERVICES, INC.
(Exact Name of Registrant as Specified in Charter)

 ________________________

Delaware	001-38023	81-4808566
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)
3990 Rogerdale Rd.
Houston, Texas 77042
(Address of Principal Executive Offices)
Danielle Hunter
Executive Vice President, General Counsel, Chief Risk
and Compliance Officer and Corporate Secretary
713-325-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-l under the Securities Exchange Act (17 CFR 240.13p-l) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
C&J Energy Services, Inc. (including its subsidiaries, the "Company") has evaluated its current product lines and determined that, during the 2018 calendar year, certain products that the Company manufactured for sale to third parties contained "conflict minerals" (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act), and that such conflict minerals were necessary to the functionality or production of those manufactured products. Therefore, the Company conducted the reasonable country of origin inquiry required by Rule 13p-1 (herein so called) under the Securities Exchange Act of 1934, as amended, which was reasonably designed to determine whether any of the necessary conflict minerals in our products originated in a Covered Country or came from recycled or scrap sources. Our reasonable country of origin inquiry included reaching out to its suppliers to provide information on the origin of any conflict minerals contained in the materials supplied to the Company, including the sources of conflict minerals that are supplied to them from sub-tier suppliers.
Item 1.02 Exhibit
The Company has filed a copy of the Company's Conflict Minerals Report as Exhibit 1.01 hereto, as required by Items 1.01 and 1.02 of Form SD. A copy of the Conflict Minerals Report is also publicly available through the Company's website at www.cjenergy.com. Information contained on or available through the Company's website is not a part of or incorporated into this Form SD or any other report that the Company may file with or furnish to the U.S. Securities and Exchange Commission.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2019	C&J ENERGY SERVICES, INC.
(Registrant)

	By:	/s/ Danielle Hunter
	Name:	Danielle Hunter
	Title:	Executive Vice President, General Counsel, Chief Risk and Compliance Officer and Corporate Secretary